C21 Addresses Market Conditions to Shareholders

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VANCOUVER, March 13, 2020 - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today released a shareholder letter from Sonny L. Newman, President and CEO, to the Company's shareholders. The letter follows below and can also be accessed from the Company's website at www.cxxi.ca.

March 13, 2020

Dear Fellow Shareholders,

I want to take this opportunity to comment on the very difficult market conditions at this time as well as any potential effect the Novel Coronavirus may have on our business operations. As I stated in my letter dated February 10, 2020, C21's business remains strong. We continue to integrate where necessary and work on strengthening our balance sheet, including the acquisition of the recent Phantom Farms real estate. Further, we continue to consolidate our Oregon operations to our Bend locations, which will continue to decrease expenditures and lease liabilities moving forward, as well as free up extraction equipment for use in our Nevada operations. In the near term we will report our year-end financials that will highlight our continued strong operations.

C21 is one of only a handful of U.S. public multi-state cannabis operators that generates positive operating cash flow. We currently trade at just over 1x EV/Revenue[1] (trailing quarter annualized) and our EV/EBITDA[2] is approximately 5x (trailing quarter annualized), which places us well below our peers and represents a substantial disconnect between our share price and our financial performance. Our operations are self-sustaining, which is paramount in the difficult market conditions that the cannabis sector continues to face. We remain one of very few public companies to avoid a dilutive equity raise during the downturn in the sector. Since stepping in as CEO, I am proud of our track record to pivot and right-size the business to meet the changing dynamics of the sector. I am also proud of our work towards achieving short-term and long-term profitability benchmarks.

The Coronavirus is impacting businesses across the globe. In addition to focusing on the health and safety of our customers and employees as our paramount concern, we have also been proactive in supply chain procurement for packaging supplies in case of any interruptions. We are very fortunate to have a loyal customer base in both Nevada and Oregon, particularly our hyper-local customer base in Northern Nevada.  For example, 95% of our Nevada retail customers are from in-state. In addition, 75% of our revenue is generated from our own in-house products, which is significant if there were to be any strain on third-party supply. To date, there has been no material difference in our customer transaction levels or consumer habits due to the Coronavirus.

[1] Revenue is referenced in US dollars.
[2] EBITDA is a non-IFRS financial measure, in which IFRS does not prescribe any standard definition.  As a result, the Company's EBITDA as discussed herein is not necessarily comparable to similar measures presented by other issuers.

There is little doubt that the cannabis sector has faced strong headwinds, which impacts all public cannabis companies despite their operating performance. And now the macro-economic tides are impacting all sectors based in large part on the significant and justified concerns over the Coronavirus. During these difficult times, we will continue to focus on strong business fundamentals.  We are continuing to evaluate all strategic alternatives open to us to service our debt and fund future growth.  Presently, our primary objective is to secure a favorable debt facility.

We recognize how difficult these current market conditions are on our shareholders and I would like to make a point of thanking you all for your continued loyalty under the circumstances. We believe the market will soon reward cannabis companies and by extension, their shareholders, that operate with sound fundamentals and discipline. Our executive team holds substantial equity in the Company and we will continue to work diligently with our top priority as the preservation of shareholder value.

Sincerely,

Sonny Newman

President & CEO, C21 Investments

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:
Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release and shareholder letter include the future performance of the Company's Oregon and Nevada operations given the recent and continued economic instability due to the coronavirus, the continued performance of our retail operations and customer habits, the impact of the continued integration of Oregon operations on the performance of the Company, the performance of our Company brands, the future economic performance of the Company, the future performance of the cannabis sector and the Company's share price relative to its financial performance and the rest of the cannabis sector.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company's products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company's inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Notice regarding Forward Looking Statements: This news release contains forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this news release.